Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES
AMENDMENT OF EXCHANGE OFFERS AND CONSENT SOLICITATIONS
FOR ITS 9 1/2 % SENIOR NOTES DUE 2003
AND 10 1/4 % SENIOR NOTES DUE 2006

Mexico City, April 28, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), announced today that it has extended the expiration date of its previously announced exchange offers and consent solicitations for all of its outstanding 9 1/2 percent Senior Notes due 2003 ("2003 notes") and its 10 1/4 percent Senior Notes due 2006 ("2006 notes") until 5:00 p.m., New York City time, on May 2, 2003. As of 5:00 p.m., New York City time, on April 25, 2003, approximately 25.41 percent of the outstanding 2003 notes, or $44,950,000 principal amount, had been tendered and not withdrawn, and 78.46 percent of the outstanding 2006 notes, or $156,921,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

As previously announced, Grupo TMM has filed an amendment to its the registration statement relating to the exchange offers and consent solicitations. This amendment has not yet been declared effective by the Securities and Exchange Commission, however, and the amendment to the exchange offers and consent solicitations will be made available to holders only upon declaration of effectiveness. Grupo TMM intends to extend the expiration date at the time of such declaration, in order to allow investors to consider the amended exchange offers and consent solicitations at that time.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40% of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

The exchange offers and consent solicitations are made solely by the prospectus contained in the registration statement referred to above, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement amendment becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.